UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K    ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q

For Period Ended: December 31, 2009

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

EGPI Firecreek, Inc.

Full Name of Registrant

Former Name if Applicable

3400 Peachtree Road, Suite 111

Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30326

City, State and Zip Code

EXPLANITORY NOTE

On March 30, 2010, we filed with the Securities and Exchange Commission a Form 12b-25 Notice of Late Filing.  This Amendment No. 1 to our Form 12b-25 Notice of Late Filing is being filed to correct “For Period Ended” located on the cover page to read December 31, 2009.

Except as described herein, no other changes have been made to our Form 12b-25 Notice of Late Filing.

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☐   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-K within the prescribed period without unreasonable expense because management has not been able to complete the adjustments necessary to prepare the Form 10-K due to outside information not yet available. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Dennis R Alexander	(480) 948-6581
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes    ☐  No

(3)  Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes   ☒  No

EGPI Firecreek, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 13, 2010	By:	/s/ Dennis R Alexander
Dennis R Alexander
Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)